SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year-ended December 31, 2010 earnings results, issued on March 28, 2011.

The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333- 171507) and the registration statements on Form S-8 (numbers  333-116429, 333-128106, 333-140786, 333-149034 333-149575 and 333- 173075) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 28, 2011

Press Release

OTI Turnaround Advances, with Strong FY 2010 Results, Improvement in all
Fundamentals, Showing non-GAAP Operating Profitability. Trend Expected to
Continue in 2011.

• Revenues Increased by 71% from $31.4 Million to $53.6 Million
• Non-GAAP Operating Profit of $2.8 Million
• Gross Margin Increased to 54%

ISELIN, N.J., March 28, 2011 – On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, today announced that as previously forecasted, its planned turnaround is proceeding apace, with results of operations, revenues and gross margins all increasing substantially during the year ended December 31, 2010 while maintaining similar level of operating expenses as in 2009. The following are various financial figures that compare fiscal year of 2010 to 2009.

•	Total revenues of $53.6 million, a 71% increase compared to $31.4 million last year.

•	Revenues from Licensing and Transaction Fees of $4.0 million, a 37% increase compared to $2.9 million last year.

•	Gross margin increased to 54% vs. 47% last year.

•	Non-GAAP operating expenses of $26.1 million, an 8% increase compared to $24.1 million last year. GAAP operating expenses of $30.1 million, a 5% increase compared to $28.7 million last year.

•	Non-GAAP operating profit of $2.8 million, compared to non-GAAP operating loss of $9.4 million last year. GAAP operating loss was $1.2 million, a 92% decrease compared to $14.1 million last year.

•
Strong balance sheet with cash, cash equivalents and short-term investments of $24.0 million as of December 31, 2010. This amount does not include the proceeds from the public offering of February 2011.

Oded Bashan, Chairman and CEO of OTI, said: “In 2010 we demonstrated our strategy of focusing on unique products and turnkey solutions, in the fields of SmartID, payments, parking and petroleum, with improvement in all fundamentals - higher gross margin, increased level of revenues, all while maintaining similar level of operating expenses.”

Mr. Bashan continued: “we are opening 2011 in a unique position - we are financially stronger after a successful raise of about $16.9 million in net proceeds, and after successful 2010, where we have presented improved results, solid non-GAAP profitability and advancements in our planned turnaround. The successful execution of large scale projects, the introduction of new products to existing markets, the further establishment of strategic channel partners are all significant contributors to our success and are expected to further strengthen our pipeline of opportunities,   resulting in another successful financial year. We expect revenues in 2011 to be heavily back-loaded and grow to $55-$60 million. We also expect 2011 to be operating profitable on a non-GAAP basis as a result of our expectation to become profitable in the second half of 2011.

Discontinued Operations
During the fourth calendar quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately for both 2009 and 2010 financial statements.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for March 28, 2011, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:
1-888-668-9141 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction
For those unable to participate, the teleconference will be available for replay until midnight April 4th, by calling U.S 1-888-782-4291 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
732 429 1900 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, future results of operations or current expectations. For example, we are using forward looking statements when we discuss our expectation to continue advancing our turnaround in 2011 and continue the trend of annual operating profitability on a non-GAAP basis in 2011 and that 2011 revenues will be heavily back-loaded and grow to $55-$60 million, with non-GAAP operating profitability expected mainly in the second half of the year. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2009	2010
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$26,884	$15,409
Short-term investments	5,086	8,594
Trade receivables (net of allowance for doubtful
accounts of $2,777 and $2,832 as of December 31, 2009
and December 31, 2010, respectively)	6,595	5,072
Receivables from sale of operation	-	2,336
Other receivables and prepaid expenses	2,478	1,532
Inventories	6,265	8,448

Total current assets	47,308	41,391

Severance pay deposits fund	1,112	1,355

Property, plant and equipment, net	14,366	14,826

Intangible assets, net	1,532	942

Assets from discontinued operation – held for sale	12,358	-

Total Assets	$76,676	$58,514

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2009	2010
	(Audited)	(Unaudited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,255	$6,881
Trade payables	9,649	6,874
Other current liabilities	16,174	8,954
Total current liabilities	32,078	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	2,642	5,189
Accrued severance pay	3,373	3,727
Deferred tax liability	120	84
Total long-term liabilities	6,135	9,000

Total Liabilities	38,213	31,709

Liabilities related to discontinued operation	8,495	689

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2009 and
December 31, 2010; issued: 23,946,316 and 25,384,010
shares as of December 31, 2009 and December 31, 2010,
respectively; outstanding: 23,946,316 and 24,821,535 shares
as of December 31, 2009 and December 31, 2010, respectively	571	610
Additional paid-in capital	187,473	190,933
Treasury shares at cost – 0 and 562,475 shares as of December 31, 2009
and December 31, 2010, respectively	-	(1,136)
Accumulated other comprehensive income	570	645
Accumulated deficit	(158,623)	(164,812)
Shareholder’s equity	29,991	26,240
Non-controlling interest	(23)	(124)

Total Equity	29,968	26,116

Total Liabilities and Equity	$76,676	$58,514

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2009	2010	2009	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$28,488	$49,590	$7,527	$8,804
Licensing and transaction fees	2,949	4,037	1,075	1,239
Total revenues	31,437	53,627	8,602	10,043

Cost of revenues
Cost of sales	16,782	24,748	5,275	4,732
Total cost of revenues	16,782	24,748	5,275	4,732

Gross profit	14,655	28,879	3,327	5,311
Operating expenses
Research and development	8,127	8,373	2,192	2,194
Selling and marketing	10,371	11,643	2,351	2,127
General and administrative	9,230	9,479	2,975	3,443
Amortization of intangible assets	978	575	212	144

Total operating expenses	28,706	30,070	7,730	7,908

Operating loss	(14,051)	(1,191)	(4,403)	(2,597)
Financial expense, net	(1,153)	(1,397)	(412)	(580)

Loss before taxes on income	(15,204)	(2,588)	(4,815)	(3,177)
Taxes on income	(89)	(411)	(54)	(246)

Net loss from continuing operations	(15,293)	(2,999)	(4,869)	(3,423)
Net loss from discontinued operations	(8,078)	(3,292)	(4,407)	(835)

Net loss	(23,371)	(6,291)	(9,276)	(4,258)
Net loss attributable to noncontrolling interest	189	102	56	38

Net loss attributable to shareholders	$(23,182)	$(6,189)	$(9,220)	$(4,220)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.67)	$(0.12)	$(0.20)	$(0.14)
From discontinued operations	$(0.35)	$(0.13)	$(0.19)	$(0.03)
	$(1.02)	$(0.25)	$(0.39)	$(0.17)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,635,479	24,615,526	23,548,712	25,137,031

ON TRACK INNOVATIONS LTD.
RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	$28,706	$30,070	$7,730	$7,908
Less:
Stock based compensation expenses	(3,618)	(3,394)	(771)	(660)
Amortization of intangible assets	(978)	(575)	(212)	(144)

Non GAAP Operating expenses	$24,110	$26,101	$6,747	$7,104

OPERATING PROFIT (LOSS)
GAAP Operating loss	$(14,051)	$(1,191)	$(4,403)	$(2,597)
Plus:
Stock based compensation expenses	3,662	3,419	776	665
Amortization of intangible assets	978	575	212	144

Non GAAP Operating profit (loss)	$(9,411)	$2,803	$(3,415)	$(1,788)

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net loss attributable to shareholders	$(23,182)	$(6,189)	$(9,220)	$(4,220)
Plus:
Stock based compensation expenses	3,662	3,419	776	665
Amortization of intangible assets	978	575	212	144
Net loss from discontinued operations	8,078	3,292	4,407	835

Non GAAP net profit (loss) attributable to shareholders	$(10,464)	$1,097	$(3,825)	$(2,576)

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net loss attributable to shareholders per ordinary share	$(1.02)	$(0.25)	$(0.39)	$(0.17)
Plus:
Stock based compensation expenses	0.16	0.14	0.03	0.03
Amortization of intangible assets	0.05	0.02	0.01	0.01
Net loss from discontinued operations	0.35	0.13	0.19	0.03
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.46)	$0.04	$(0.16)	$(0.10)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31
	2009	2010
	(Audited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(15,293)	$(2,999)
Adjustments required to reconcile net loss to
net cash provided by (used in) continuing operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,662	3,419
Gain on sale of property and equipment	(3)	(3)
Amortization of intangible assets	978	575
Depreciation	1,413	1,553

Accrued severance pay, net	(222)	111
Accrued interest and linkage differences on long-term loans	36	164
Decrease in deferred tax liability	(82)	(36)
Decrease (increase) in trade receivables	(1,326)	1,484
Increase (decrease) in allowance for doubtful accounts	(538)	29
Decrease in other receivables and prepaid expenses	663	892
Decrease (increase) in inventories	429	(2,377)
Increase (decrease) in trade payables	1,334	(2,704)
Increase (decrease) in other current liabilities	12,788	(7,020)
Net cash provided by (used in) continuing operating activities	3,839	(6,912)

Cash flows from investing activities

Purchase of property and equipment	(4,124)	(2,346)
Payment of contingent consideration in connection with the purchase of a subsidiary	-	(186)
Purchase of available-for-sale securities	(5,623)	(5,230)
Proceeds from maturity or sale of available-for-sale securities	1,418	2,013
Other, net	22	20
Net cash used in continuing investing activities	(8,307)	(5,729)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	911	(311)
Proceeds from long-term bank loans	1,636	4,650
Repayment of long-term bank loans	(543)	(1,031)
Payments to acquire treasury shares	-	(1,136)
Proceeds from receipt on account of shares and exercise of options and
warrants, net	521	80
Net cash provided by continuing financing activities	2,525	2,252

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(5,544)	(3,305)
Net cash provided by discontinued investing activities	7,060	2,300
Total net cash provided by (used in) discontinued activities	1,516	(1,005)

Effect of exchange rate changes on cash	115	(81)

Decrease in cash and cash equivalents	(312)	(11,475)
Cash and cash equivalents at the beginning of the year	27,196	26,884

Cash and cash equivalents at the end of the year	$26,884	$15,409